UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025.

Commission File Number 001-42767

J-Star Holding Co., Ltd.

(Translation of registrant’s name into English)

7/F-1, No. 633, Sec. 2, Taiwan Blvd.,

Xitun District, Taichung City 407,

Taiwan (R.O.C.)

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As a company incorporated in the Cayman Islands that is listed on Nasdaq Capital Market (“Nasdaq”), the Company is subject to the Nasdaq corporate governance listing standards. Under Nasdaq rules, a foreign private issuer may, in general, follow its home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3), a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, including Rule 5640.

Ogier, the counsel to the Company as to the laws of Cayman Islands, has provided a letter of confirmation, as required by the Nasdaq Stock Market, confirming that the governance practices adopted by the Company, in lieu of those Nasdaq corporate governance requirements where it is electing to follow local country laws and regulations (as referenced above), are compliant with the provisions of the laws of the Cayman Islands and its fourth amended and restated memorandum and articles of association in connection with the Company’s adoption of the dual class share capital structure..

A copy of the home country rule exemption letter from the Company’s legal counsel is attached hereto as Exhibit 99.1.

Submission of Matters to a Vote of Security Holders.

On December 9, 2025, J-Star Holding Co., Ltd (the “Company”) held the Company’s General Meeting (the “GM”) at 10:30 a.m. (Taiwan time and date) /F-1, No. 633, Sec. 2, Taiwan Blvd., Xitun District, Taichung City 407, Taiwan (R.O.C.). On November 3, 2025 (the “Record Date”), the record date for the GM, there were 17,200,387 of the Company’s ordinary shares outstanding and entitled to vote at the GM. 11,513,328 Ordinary Shares, which represented approximately 66.94% of the votes of the outstanding ordinary shares in the Company as of the Record Date, were represented in person or by proxy. Five items of business were acted upon by the Company’s shareholders at the GM, each of which was approved by the Company’s shareholders.

(a)	Proposal 1: Resolved as an ordinary resolution, that the authorized share capital of the Company be amended with immediate effect by:

i.	re-designating and re-classifying 17,200,387 authorized and issued ordinary shares of par value of US$0.50 each (including all of the existing issued ordinary shares) in the Company as 17,200,387 class A ordinary shares of par value US$0.50 each (the “Class A Ordinary Shares”), where the rights of the existing ordinary shares shall be the same as the Class A Ordinary shares;

ii.	re-designating and re-classifying 11,702,430 authorized but unissued ordinary shares of par value of US$0.50 each in the Company as 11,702,430 Class A Ordinary Shares; and

iii.	cancelling 6,097,183 authorized but unissued ordinary shares in the Company and creating a new class of shares comprising of 6,097,183 class B ordinary shares of par value US$0.50 each (the “Class B Ordinary Shares”), which will be entitled to 10 (ten) votes per Class B Ordinary Share.

such that the authorized share capital of the Company shall become US$17,500,000 divided into (a) 28,902,817 class A ordinary shares of a par value of US$0.50 each and (b) 6,097,183 class B ordinary shares of a par value of US$0.50 each (the “Share Capital Reorganisation”).”

(b)	Proposal 2: Resolved as an ordinary resolution, that the authorized share capital of the Company be increased with effect immediately after the Share Capital Reorganization taking effect from US$17,500,000 divided into (a) 8,902,817 class A ordinary shares of a par value of US$0.50 each and (b) 6,097,183 class B ordinary shares of a par value of US$0.50 each to US$65,000,000 divided into (a) 30,000,000 class A ordinary shares of a par value of US$0.50 each and (b) 100,000,000 class B ordinary shares of a par value of US$0.50 each, by creation of an additional 1,097,183 Class A Ordinary Shares and 93,902,817 Class B Ordinary Shares (the “Increase of Authorised Share Capital”).

(c)	Proposal 3: Resolved as a special resolution, that the proposed fifth amended and restated memorandum and articles of association of the Company (the “Fifth Restated MAA”), be adopted in their entirety and in substitution for and to the exclusion of the existing memorandum and articles of association of the Company with effect immediately after both the Share Capital Reorganization and the Increase of Authorized Share Capital are taking effect (the “Subsequent M&A Amendment Proposal”).

(d)	Proposal 4: Resolved as a special resolution, that subject to the Share Capital Reorganization, Increase of Authorized Share Capital and Subsequent M&A Amendment Proposal having been approved, the Fifth Restated MAA taking effect and the Company’s receipt of the consent to repurchase and application for shares duly executed by NEW MOON CORPORATION (“New Moon”) and Mr. Jing-Bin Chiang respectively, 4,888,092 Class A Ordinary Shares held by New Moon and 1,209,091 Class A Ordinary Shares held by Mr. Chiang, respectively, be repurchased by the Company in consideration of and out of the proceeds of the Company’s new issuance of 4,888,092 Class B Ordinary Shares to New Moon and 1,209,091 Class B Ordinary Shares to Mr. Chiang (the “New Issuance Proposal”).

(e)	Proposal 5: Resolved as an ordinary resolution, to approve to direct the chairman of the general meeting to adjourn the general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are not sufficient votes to approve the proposals 1 - 4.

The voting results were as follows:

	For	Against	Abstain
Proposal One	11,510,493 (99.98)%	2,235 (0.02)%	600 (0.01)%
Proposal Two	11,510,492 (99.98)%	2,235 (0.02)%	601 (0.01)%
Proposal Three	11,510,493 (99.98)%	2,235 (0.02)%	600 (0.01)%
Proposal Four	11,510,492 (99.98)%	2,236 (0.02)%	600 (0.01)%
Proposal Five	11,509,327 (99.97)%	3,400 (0.03)%	601 (0.01)%

Exhibits

Exhibit No.	Description
99.1	Home Country Rule Exemption Letter Dated December 5, 2025

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2025	J-Star Holding Co., Ltd.

	By:	/s/ Sam Van
	Name:	Sam Van
	Title:	Chief Executive Officer

3